Mail Stop 3561

								December 6, 2005

By U.S. Mail

Mr. Kenneth M. Jasinski
Chief Financial Officer
Energy East Corporation
18 Link Drive
Binghamton, NY 13902

		Re:	Energy East Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-14766

			Central Maine Power Company
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-5139

			New York State Electric and Gas Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-3103-2

			Rochester Gas and Electric Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-672








Dear Mr. Jasinski:



	We have completed our review of your Form 10-K and related filings and have no further comments at this time.



							Sincerely,




		Jim Allegretto
		Senior Assistant Chief Accountant